Mail Stop 6010
Via Facsimile and U.S. Mail

October 7, 2008

Mr. Barry D. Zyskind
President and Chief Executive Officer
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038

> **Re: AmTrust Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 001-33143**

Dear Mr. Zyskind:

We have reviewed your August 25, 2008 response to our August 6, 2008 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2007

Cover Page

1.   We note your response to our prior comment one. Please provide to us in your response the aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2007 that you were required to disclose in the Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Consolidated Results of Operations, page 72

2.   Please refer to prior comment five. We continue to believe that your results of operations disclosure should be consistent with how you present revenues and expenses in your statements of income. Please revise your disclosure here and in your discussion of segment results to discuss the reason for changes in each expense caption included in your aggregation of "Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense less Ceding Commission." If you also feel discussion and analysis of the aggregation of these amounts is necessary for investors to understand changes in your net expense ratio, you may present it as well.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Reinsurance, page F-10

3.   Your response to prior comment seven did not explain your basis for recognizing $59.1 million as ceding commission income out of the $76.6 million of ceding commissions received from Maiden. Also, this accounting treatment appears to be inconsistent with your accounting policy for commissions on business ceded. Please explain why you do not account for ceding commissions received from Maiden as a reduction of the related policy acquisition costs to be recognized through reduced amortization in future periods. Also, provide a description of your reinsurance accounting policy that includes your proposed new disclosure.

Exhibits 31.1 and 31.2

4.   Please refer to prior comment 10. We acknowledge that you have revised the certifications in your June 30, 2008 Form 10-Q. In your next response, please explain why you omitted this representation from the certifications filed with your Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008. Also, confirm to us that your certifying officers were responsible for establishing and maintaining internal control over financial reporting, as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f), during the periods ended on these dates.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Notes to Unaudited Condensed Consolidated Financial Statements

5. Fair Value; page 11

5.   In responding to prior comment 11, you indicated that you have revised your disclosure in your June 30, 2008 Form 10-Q to remove references to the use of third party pricing services and fund managers in determining your fair value estimates. The Division of Corporation Finance recently sent a letter to certain public companies identifying a number of disclosure issues to consider in preparing Management's Discussion and Analysis. A sample of that letter may be found on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-bullets of the last main bullet point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management's Discussion and Analysis. We believe that this information provides more insight and transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. You may contact Sonia Barros, Attorney Adviser, at 202-551-3655 with questions on any of the other comments. In this regard, do not hesitate to contact me, at 202-551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant